UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Securities Purchase Agreement

On January 26, 2026, Energys Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) for a private placement (the “Offering”) of up to 15,669,556 units (the “Units”) at a purchase price of US$0.575 per Unit.

Each Unit consists of (i) one of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), (ii) one series A warrant (the “Series A Warrant”) to purchase up to one Ordinary Share, and (iii) one series B warrant (the “Series B Warrant,” together with the Series A Warrant, the “Warrant”) to purchase up to one Ordinary Share. Each Series A Warrant will have an exercise price of US$0.69 per share, and each Series B Warrant will have an exercise price of US$0.805 per share. Each Warrant will be exercisable commencing on the date on which such Purchaser has paid or caused to be paid its subscription amount in full to the Company in accordance with the Securities Purchase Agreement, and will expire two years from the date of issuance. Pursuant to the Securities Purchase Agreement, the Company will issue the securities at the closing of the Offering. The purchasers shall fully pay the subscription amounts within up to 30 days following the closing, in accordance with the terms of the Securities Purchase Agreement.

The aggregate gross proceeds of the Offering are expected to be up to approximately US$9.01 million, before deducting any offering expenses payable by the Company, and excluding any proceeds that may be received by the Company from the exercise of the Warrants. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering is expected to close subject to the satisfaction of customary closing conditions as set forth in the Securities Purchase Agreement.

The securities to be issued in the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being offered and sold in a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing summaries of the terms of the Securities Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the complete text of the Form of Securities Purchase Agreement, the Form of Series A Warrant, and the Form of Series B Warrant, which are attached hereto as Exhibits 10.1, 4.1, and 4.2, respectively, and are incorporated by reference herein.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements include, but are not limited to, statements regarding the expected closing of the Offering and the anticipated use of proceeds. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Technology Officer and Executive Director